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Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated December 16, 2005 and the related Letter of Transmittal, and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tendered shares be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Versata, Inc.
at
$0.40 Net Per Share
by
Trilogy, Inc.

        Trilogy, Inc., a Delaware corporation ("Purchaser") is offering to purchase all the shares of common stock, par value $0.001 per share (the "Shares"), of Versata, Inc., a Delaware corporation (the "Company"), that are issued and outstanding for $0.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated December 16, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with this Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME ON TUESDAY, JANUARY 17, 2006 UNLESS THE OFFER IS EXTENDED.

        The Offer is not subject to a financing condition. The Offer is conditional upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that when added to shares already owned, if any, by Purchaser or any of its affiliates, shall constitute a majority of the then outstanding shares on a fully diluted basis (the "Minimum Condition"). The Offer is also subject to certain other conditions contained in this Offer to Purchase.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 7, 2005 (the "Merger Agreement"), among Purchaser, V Acquisition, Inc. ("Purchaser Sub") and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser Sub will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Purchaser. As of the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Purchaser Sub or any direct or indirect wholly owned subsidiary of Purchaser, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) shall be canceled and converted into the right to receive $0.40 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration").

        The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger are fair to, and in the best interest of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger and has resolved to recommend that holders of Shares accept the Offer and tender Shares pursuant to the Offer.

        Concurrently with entering into the Merger Agreement, Purchaser, Purchaser Sub, and the Company's stockholders owning approximately 30.0% of the outstanding Shares (the "Stockholders") entered into a Support Agreement, dated December 7, 2005 (the "Support Agreement"), pursuant to which each Stockholder party thereto has agreed, among other things, (i) to validly tender (and not withdraw) its Shares into the Offer, and (ii) to vote its Shares in favor of the Merger, if applicable, and (iii) to grant an option to Purchaser to purchase its Shares at a price per Share equal to $0.40, or any higher price that may be paid per Share in the Offer.

        For purposes of the Offer (including during any Subsequent Offering Period (as defined below), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Continental Stock Transfer & Trust Company, (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. In all cases, including during any Subsequent Offering Period, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

        The Merger Agreement provides that Purchaser may, without the consent of the Company, extend the Offer beyond the Expiration Date but no later than February 10, 2006 (the "Outside Date") or any period required by applicable law, (i) for any time period if, at the scheduled Expiration Date of the Offer (or extended expiration date of the Offer, if and as applicable), any of the conditions to Purchaser's obligation to accept for payment Shares, shall not be satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the Commission, or its staff, applicable to the Offer (including without limitation, in connection with any increased Offer price), or any period required by applicable law, (iii) pursuant to an amendment to the Offer providing for a "subsequent offering period" (as defined in Rule 14d-1 under the Exchange Act) to the extent permitted under, and in compliance with, Rule 14d-11 under the Exchange Act, or (iv) subject to applicable law and without limiting the generality of the preceding subsections, extend the Offer for an aggregate period of 15 business days beyond the then scheduled Expiration Date of the Offer, if, as of such date, any of the conditions to Purchaser's obligations to accept for payment Shares have not been satisfied or waived by the Company, but are reasonably capable of being satisfied within 15 business days from the then scheduled Expiration Date, provided that Purchaser is not obligated to extend the Offer pursuant to subsection (iv) more than once. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the Depositary.

        Any such extension will be followed as promptly as practicable by public announcement thereof such announcement to be made no later than 9:00 A.M., Eastern Standard Time, on the next business day after the previously scheduled expiration date of the Offer.

        Purchaser may also, in its sole discretion, elect to extend its offer to purchase Shares beyond the Expiration Date for a subsequent offering period of three business days to 20 business days (the "Subsequent Offering Period"), if, among other things, upon the expiration of the Offer (i) all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer. Shares tendered during the Subsequent Offering Period may not be withdrawn. Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Dow Jones News Service or the Public Relations Newswire no later than 9:00 A.M., on the next business day after the previously scheduled expiration date of the Offer.

        The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the consummation of the Offer, and, if necessary, the approval and adoption of the Merger Agreement and the Merger by the requisite vote of the stockholders of the Company. For a more detailed description of the conditions to the Merger, see Section 10 of the Offer to Purchase. Under the Company's Certificate of Incorporation and Delaware Law, the affirmative vote of the holders of the majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if Purchaser acquires at least a majority of the outstanding Shares, then Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder.

        Under Delaware Law, if Purchaser acquires, pursuant to the Offer, the Support Agreement or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company's stockholders. In such event, Purchaser, Purchaser Sub, and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective in accordance with Delaware Law as promptly as reasonably practicable after such acquisition, without a meeting of the Company's stockholders. If, however, Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer, the Support Agreement or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

        The Company has advised Purchaser that as of December 7, 2005, 8,178,546 Shares were issued and outstanding, no Shares were held in the treasury of the Company and 5,000 Shares were subject to vested options with an exercise price less than the Offer price. As a result, as of such date, the Minimum Condition would be satisfied if Purchaser acquired 4,091,773 Shares. Also, as of such date, Purchaser could cause the Merger to become effective in accordance with Delaware Law, without a meeting of the Company's stockholders, if Purchaser acquired 7,365,192 Shares.

        No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights in connection with the Merger regardless of whether the Merger is consummated with or without a vote of the Company's stockholders. See Section 11 of the Offer to Purchase.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

        Questions or requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to Morrow & Co. Inc., as Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MORROW & CO., INC.
470 West Avenue
Stamford, CT 06902
(203) 658-9400
 Banks and Brokerage Firms, Please Call: (800) 662-5200
Stockholders Call Toll Free: (800) 607-0088
E-mail: vata.info@morrowco.com

The Depositary and Paying Agent for the Offer is:

Continental Stock Transfer & Trust Company

By Hand:	By Overnight Courier:	By Mail:
17 Battery Place Eighth Floor New York, NY 10004 Attn: Reorganization Department	17 Battery Place Eighth Floor New York, NY 10004 Attn: Reorganization Department	17 Battery Place Eighth Floor New York, NY 10004 Attn: Reorganization Department
By Facsimile: (212) 616-7610	Confirm Receipt of Information by telephone: (212) 509-4000 ext. 536
December 16, 2005

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Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock of Versata, Inc. at $0.40 Net Per Share by Trilogy, Inc.